Exhibit 21.1

Subsidiaries of IronNet, Inc.

Name of Subsidiary	Jurisdiction of Organization
IronNet Cybersecurity, Inc.	United States (Delaware)
High Degree, LLC	United States (Delaware)
IronNet International, LLC	United States (Delaware)
IronNet Cybersecurity Singapore Pte Ltd	Singapore
IronNet Cybersecurity Japan, GK	Japan
IronNet Cybersecurity UK Ltd.	England and Wales
IronNet Australia Pty Ltd.	Australia
IronNet Cybersecurity FZ-LLC	United Arab Emirates